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                                                      --------------------------
                                                            OMB APPROVAL
                                                      --------------------------
          SECURITIES AND EXCHANGE COMMISSION          OMB Number:      3235-0145
                 WASHINGTON, DC 20549                 Expires:  October 31, 1994
                                                      Estimated average burden
                     SCHEDULE 13D                     hours per form ..... 14.90
                                                      --------------------------

                  Under the Securities Exchange Act of 1934
                              (Amendment No.  12)*
                                             -----

                      CHICAGO RIVET & MACHINE CO., ("CVR")
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                                (Name of Issuer)


                         Common Shares, $1.00 par value
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                         (Title of Class of Securities)


                                  168088 10 2
        ---------------------------------------------------------------
                                 (CUSIP Number)


     c/o Walter W. Morrissey, Morrissey & Robinson, 1301 W. 22nd St., #401,
                              Oak Brook, IL 60523
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               December 10, 1999
        ---------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 168088 10 2             13D                        PAGE 2  OF 7  PAGES
         ---------------------                                    --    --
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1   NAMES OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    John A. Morrissey (SS# ###-##-####)
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


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4   SOURCE OF FUNDS*

    Not applicable
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

    Not applicable
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.
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                7   SOLE VOTING POWER
  NUMBER OF
                       90,452
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                       -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                       90,452
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                       -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     90,452
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                     2 of 7

CUSIP NO. 168088 10 2             13D                        PAGE 3  OF 7  PAGES
         ---------------------                                    --    --
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    Walter W. Morrissey (SS# ###-##-####)
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    Not applicable
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]


--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                       84,120
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                       -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                       84,120
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                       -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     84,120
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                     3 of 7

                                AMENDMENT NO. 12
                                       TO
                                  SCHEDULE 13D
                                  ------------
                               DECEMBER 10, 1999



         This Amendment No. 12 to Schedule 13D ("Statement") amends the Schedule 13D with respect to the Common Shares, $1.00 par value (the "Shares"), of Chicago Rivet & Machine Co. (the "Company") filed by John A. Morrissey and Walter W. Morrissey on or about January 9, 1986 with the Securities and Exchange Commission, as modified by Amendment No. 1 to Schedule 13D ("Amendment No. 1") filed on December 19, 1989, by Amendment No. 2 to Schedule 13D ("Amendment No. 2") filed on April 30, 1991, by Amendment No. 3 to Schedule 13D ("Amendment No. 3") filed on October 11, 1994, by Amendment No. 4 to Schedule 13D ("Amendment No. 4") filed on May 10, 1995, by Amendment No. 6 to Schedule 13D ("Amendment No. 6") filed on February 8, 1997, by Amendment No. 7 to Schedule 13D filed on March 31, 1997 ("Amendment No. 7"), by Amendment No. 8 to Schedule 13D filed on August 25, 1997 ("Amendment No. 8"), by Amendment No. 9 to Schedule 13D filed on February 4, 1998 ("Amendment No. 9"), by Amendment No. 10 to Schedule 13D filed November 10, 1998 ("Amendment No. 10"), and by Amendment No. 11 to Schedule 13D filed September 1, 1999.

ITEM 1.  SECURITY AND ISSUER.

         No change

ITEM 2.  IDENTITY AND BACKGROUND.

         No change.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The event requiring the filing of this Statement is the distribution of 4,000 shares of Common Stock on or about December 10, 1999, from the estate of the spouse of the reporting person to their adult children. The filing of this statement further reflects that 118 shares are owned by an adult family member who lives and resides independently of the reporting person.



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


ITEM 4.  PURPOSE OF TRANSACTION.

         No change.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is amended and restated to the extent set forth below on behalf of reporting persons John A. Morrissey and Walter W. Morrissey as follows:

         (a) and (b). As of the date of filing this "Statement", John A. Morrissey beneficially owns 90,452 shares with sole voting and dispositive power, or approximately 7.9% of the outstanding shares.

         As of the date of filing this Statement, Walter W. Morrissey beneficially owns 84,120 Shares with sole voting and dispositive power or approximately 7.2% of the outstanding shares.

         There is no change to the remainder of Paragraphs (a) and (b) of Item
         5.

         (c). No change.

         (d). No change.

         (e). No change.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         No change.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 is amended to add the following exhibit:

         Exhibit "1" - Agreement to File Amendment No. 12 to Schedule 13D between John A. Morrissey and Walter W. Morrissey.



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


SIGNATURES
----------

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.


DATED:    December 10, 1999
                                             /s/ John A. Morrissey
                                             -----------------------------------
                                             JOHN A. MORRISSEY

                                             /s/ Walter W. Morrissey
                                             -----------------------------------
                                             WALTER W. MORRISSEY















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

                                   EXHIBIT "1"

                         AGREEMENT TO FILE SCHEDULE 13D


         The persons named below hereby agree to file one Schedule 13D with respect to their respective Common shares of Chicago Rivet & Machine Co. reported in such Schedule. Such persons qualify for a single filing in accordance with the requirements of Rule 13D-1(f).


DATED:    December 10, 1999
                                             /s/ John A. Morrissey
                                             -----------------------------------
                                             JOHN A. MORRISSEY

                                             /s/ Walter W. Morrissey
                                             -----------------------------------
                                             WALTER W. MORRISSEY

















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